FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of September 5th, 2007

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒                                             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    September 5th, 2007

Signet Group plc (LSE and NYSE: SIG)	Embargoed until 12.30 p.m. (BST)
Unaudited Half Year Results for 26 weeks ended 4 August 2007	5 September 2007

SIGNET REPORTS ADVANCE IN HALF YEAR RESULTS

Group profit before tax: $109.0m	up	3.2%

Group like for like sales:	up	3.2%

Group sales: $1,601.8m	up	9.2%

Earnings per share: 4.1c	up	5.1%

Interim dividend per share: 0.96c	up	7.5%[1]

(1)	Sterling increase, see note 9 for translation assumption.

Operational Highlights:

•US:	- Continued to significantly outperform $62 billion jewellery sector
- 2.7% increase in like for like sales
- Jared to begin national network television advertising for Christmas 2007
- Space increase of about 10% expected in 2007/08
- c.$200 million investment in fixed and working capital anticipated for new stores
•UK:	- 4.6% increase in like for like sales
- Strong performance by watch category
- c.$25 million capital expenditure on stores anticipated in 2007/08

Terry Burman, Group Chief Executive, commented: “Against the background of a challenging retail environment in their respective markets, both divisions performed well. The US division continued to gain market share, demonstrated by an increase of 7.6% in sales. The UK business outperformed the retail market with a like for like sales increase of 4.6%.

Reflecting the wider economic environment, the trading outlook on both sides of the Atlantic remains uncertain and the important Christmas period will, as usual, significantly influence the outcome for the full year. Both businesses continue to manage costs tightly while implementing proven strategies to strengthen further their competitive positions.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
	Susan Gilchrist, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,925 speciality retail jewellery stores at 4 August 2007; these included 1,350 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 575 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Interim Management Report

These results are presented in US dollars following the change in the functional currency of the Company and the move to reporting in US dollars which took effect from 5 February 2007.

GROUP

In the 26 weeks to 4 August 2007 Group profit before tax rose by 3.2% to $109.0 million (H1 2006/07: $105.6 million) and 3.8% at constant exchange rates (see note 10). Like for like sales were up by 3.2% and total sales by 9.2% to $1,601.8 million (H1 2006/07: $1,467.2 million). At constant exchange rates the increase in total sales was 6.7% (see note 9). The average US dollar exchange rate for the period was £1/$1.99 (H1 2006/07: £1/$1.81).

Operating profit rose by 4.1% to $116.9 million (H1 2006/07: $112.3 million), and 5.3% at constant exchange rates (see note 10). Operating margin was 7.3% (H1 2006/07: 7.7%). Earnings per share advanced by 5.1% to 4.1c (H1 2006/07: 3.9c); the tax rate being 36.5% (H1 2006/07: 35.6%). The Board has approved an interim dividend of 0.96c per ordinary share (H1 2006/07: 0.4434p), an increase of 7.5% at the exchange rate on 3 September 2007 (See note 10 for details of payment in sterling).

Outlook

Reflecting the wider economic environment, the trading outlook on both sides of the Atlantic remains uncertain and the important Christmas period will, as usual, significantly influence the outcome for the full year. Both businesses continue to manage costs tightly while implementing proven strategies to strengthen further their competitive positions.

OPERATING REVIEW

US Division (circa 75% of Group sales)

The US business again significantly outperformed the $62 billion jewellery sector and gained further market share. In a more challenging retail environment like for like sales were up 2.7% and total sales rose by 7.6% to $1,216.9 million (H1 2006/07: $1,131.1 million). The underlying growth in like for like sales is estimated to have been 2.0% after adjusting for the impact of weather disruption over Valentine’s Day and the benefit from the timing of a promotional event at the beginning of the year.

Operating profit was little changed at $126.3 million (H1 2006/07: $125.1 million). As anticipated the gross margin rate was a little lower than last year due to commodity cost increases and changes in the sales mix which benefited like for like sales. Operating margin was 10.4% (H1 2006/07: 11.1%). The bad debt charge at 2.8% of total sales (H1 2006/07: 2.4%) was comfortably within the tight range of the past ten years.

While the bridal market has proven to be resilient, the sales performance over Valentine’s Day was disrupted by adverse weather and Mother’s Day was disappointing. White gold jewellery continued to perform well, as did Journey and Circle ranges in the necklace category and loose diamonds. The average unit selling price in both the mall formats and Jared rose by about 5% as a result of selective price increases and mix changes. There will be a further increase in Kay advertising expenditure over the important Christmas period. Jared will begin to use national network television advertising for Christmas 2007, rather than purchase airtime on a local market basis. The annual marketing to sales ratio is planned to be maintained at a broadly similar level to that of last year. The continued focus on staff training, further supply chain improvements, merchandising initiatives, increased marketing expenditure and the in-house credit operation means the business is well positioned to compete.

Consistent with the Group’s five year $1 billion investment programme, it is expected that in 2007/08 US net new store space will increase by about 10%. Capital expenditure in new and existing stores is planned to be circa $105 million. Investment in working capital, that is inventory and receivables, associated with space growth of some $135 million is anticipated. The change in store numbers by format, together with the long term potential for each is set out below:

	3 February 2007	Expected net openings 2007/08	Long term potential
Kay
Mall	772	14	850+
Off-mall	52	43	500+
Outlet centres	5	6	50-100
Metropolitan	3	—	30+

Kay total	832	63	1,430+
Regional brands	341	16	c.700
Jared	135	19	c.300

Total	1,308	98	2,430+

UK Division (circa 25% of Group sales)

Total sales increased by 4.2% at constant exchange rates (see note 10) to $384.9 million (H1 2006/07: $336.1 million). Like for like sales were up by 4.6% (H.Samuel +3.2% and Ernest Jones +6.3%). Operating loss for the period was $0.6 million (H1 2006/07: $6.2 million loss), the normal seasonal deficit being largely eliminated despite a slight fall in gross margin. Tight control of costs and inventory was maintained.

The watch category performed particularly well and diamond participation in the division increased further. The focus on enhancing customer service continues and staff training remains a priority. In partnership with a bank, a branded in-store credit card is being introduced in both H.Samuel and Ernest Jones for the Christmas season.

32 stores are expected to be refurbished or relocated this year. An enhanced format is being used in H.Samuel and a range of design improvements are being tested in Ernest Jones. Five new stores are planned to be opened. Total store capital expenditure is anticipated to be some $25 million. At the year end, 352 H.Samuel (3 February 2007: 375) and 204 Ernest Jones (3 February 2007: 206) stores are anticipated to be operating.

Group central costs, financing items and taxation

Group central costs were $8.8 million (H1 2006/07: $6.6 million), up $1.5 million at constant exchange rates (see note 10) largely reflecting foreign exchange items and higher professional fees. Financing costs rose to $7.9 million (H1 2006/07: $6.7 million), the increase being primarily due to the share buy back programme announced in 2006/07. The tax charge was $39.8 million (H1 2006/07: $37.6 million).

Net debt

Net debt at 4 August 2007 was $354.8 million (29 July 2006: $229.0 million). Group gearing (that is the ratio of net debt to shareholders’ funds) at 4 August 2007 was 20.8% (29 July 2006: 14.7%). The seasonal increase in net debt since the start of the financial year has been larger than normal due to the completion of the 2006/07 share repurchase programme and faster vendor payments reflecting overall advantageous changes in terms (H1 2007/08: up $121.6 million; H1 2006/07: up $54.5 million). Additional store investment, predominantly in the US, will result in fixed capital expenditure in the current year of about $170 million (2006/07: $124.4 million).

Risk factors, seasonality and related party transactions

The principal risk factors are set out on pages 39 to 45 of the Group’s Annual Report & Accounts for the 53 weeks ended 3 February 2007, a copy of which is available in electronic form on the Group’s website www.signetgroupplc.com. In the view of the directors there has been no material change in these factors in respect of the remaining six months of the financial year.

The Group’s business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

There have been no additional related party transactions to those disclosed on page 105 of the Group’s Annual Report & Accounts for the 53 weeks ended 3 February 2007.

*********************

There will be an analysts’ meeting today at 2.00 p.m. BST (9.00 a.m. EDT). For all interested parties there will be a simultaneous audio and video webcast available on the Signet Group website (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0)20 7806 1950
European 48 hr. replay:	+44 (0)20 7806 1970	Access code: 3797548#

US dial-in:	+1 718 354 1387
US 48 hr. replay:	+1 718 354 1112	Access code: 3797548#

An on-demand webcast of the presentation is expected to be available from close of business today at www.signetgroupplc.com and on the Thomson CCBN platform.

The half year report will be posted to shareholders on or around 12 September 2007. Copies of the half year report may be obtained from the Company Secretary, 15 Golden Square, London W1F 9JG or downloaded as a pdf file from www.signetgroupplc.com .

Investor Relations Programme

Third Quarter Sales

The third quarter sales for the 13 weeks ending 3 November 2007 are expected to be announced on Thursday 8 November 2007 at 12.30 p.m. GMT.

Las Vegas Store Tour, 29 November 2007

It is intended to host a tour of a Jared and a Kay store in Las Vegas, Nevada on the morning of Thursday, November 29, 2007 for professional investors. The tour will be hosted by Mark Light, Signet US CEO and Tim Jackson, Investor Relations Director.

Cautionary Statements

The Directors owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other shareholders or potential investors and the Company shall not be subject to any civil liability to persons resulting from reliance, by that person or another, on information contained in this interim management report unless a person discharging managerial responsibilities within the Company knew such information was untrue or misleading and was published in bad faith or recklessly, or involved the dishonest concealment of material facts.

Also the Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Half Year Report. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Condensed consolidated income statement (unaudited)

for the 26 weeks ended 4 August 2007

			13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
		Notes	$m	$m	$m	$m	$m
	Sales	2,10	787.4	732.9	1,601.8	1,467.2	3,559.2
	Cost of sales		(713.1)	(665.9)	(1,465.5)	(1,333.2)	(3,092.4)

	Gross profit		74.3	67.0	136.3	134.0	466.8

	Administrative expenses		(37.5)	(34.4)	(72.8)	(68.2)	(142.1)
	Other operating income		26.1	23.4	53.4	46.5	91.5

	Operating profit	2,10	62.9	56.0	116.9	112.3	416.2

	Finance income	3	2.7	5.5	6.1	7.6	18.8
	Finance expense	3	(7.4)	(9.6)	(14.0)	(14.3)	(34.2)

	Profit before tax	10	58.2	51.9	109.0	105.6	400.8

	Taxation	4	(21.5)	(18.3)	(39.8)	(37.6)	(134.8)

	Profit for the financial period		36.7	33.6	69.2	68.0	266.0

Earnings per share	– basic		2.2c	1.9c	4.1c	3.9c	15.4c
	– diluted	6	2.1c	1.9c	4.0c	3.9c	15.3c

Earnings per ADS	– basic		21.5c	19.2c	40.6c	39.0c	154.0c
	– diluted	6	21.4c	19.2c	40.4c	39.0c	153.4c

All of the above relate to continuing activities.

Condensed consolidated balance sheet (unaudited)

at 4 August 2007

		4 August 2007	29 July 2006	3 February 2007
	Notes	$m	$m	$m
Assets
Non-current assets
Intangible assets		50.4	42.8	46.3
Property, plant and equipment		491.0	463.9	484.8
Other receivables		34.1	28.6	29.2
Retirement benefit asset		6.5	—	3.7
Deferred tax assets		29.0	31.2	29.0

		611.0	566.5	593.0

Current assets
Inventories		1,366.3	1,227.2	1,350.6
Trade and other receivables		801.8	707.2	869.1
Cash and cash equivalents		51.8	421.1	152.3

		2,219.9	2,355.5	2,372.0

Total assets		2,830.9	2,922.0	2,965.0

Liabilities
Current liabilities
Borrowings due in less than one year		(26.6)	(270.1)	(5.5)
Trade and other payables		(314.3)	(340.9)	(392.4)
Deferred income		(102.5)	(92.1)	(122.7)
Current tax		(81.3)	(48.2)	(101.7)

		(524.7)	(751.3)	(622.3)

Non-current liabilities
Borrowings due in more than one year		(380.0)	(380.0)	(380.0)
Other payables		(79.2)	(68.3)	(74.7)
Deferred income		(134.6)	(120.7)	(132.0)
Provisions		(10.2)	(10.8)	(10.0)
Retirement benefit obligation		—	(28.3)	—

		(604.0)	(608.1)	(596.7)

Total liabilities		(1,128.7)	(1,359.4)	(1,219.0)

Net assets		1,702.2	1,562.6	1,746.0

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	7	15.4	14.3	14.0
Share premium	8	138.4	128.4	134.7
Other reserves	8	235.2	234.8	235.1
Retained earnings	8	1,313.2	1,185.1	1,362.2

Total equity		1,702.2	1,562.6	1,746.0

Condensed consolidated cash flow statement (unaudited)

for the 26 weeks ended 4 August 2007

	13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Cash flows from operating activities:
Profit before tax	58.2	51.9	109.0	105.6	400.8
Adjustments for:
Finance income	(2.7)	(5.5)	(6.1)	(7.6)	(18.8)
Finance expense	7.4	9.6	14.0	14.3	34.2
Depreciation of property, plant and equipment	25.8	22.3	49.8	44.0	92.1
Amortisation of intangible assets	1.1	0.6	2.3	1.1	2.4
Other non-cash movements	2.9	1.7	3.5	3.1	4.5
Loss on disposal of property, plant and equipment	—	—	—	—	0.8

Operating cash flows before movement in working capital	92.7	80.6	172.5	160.5	516.0

Decrease/(increase) in inventories	43.6	18.2	(5.4)	(10.5)	(118.1)
(Increase)/decrease in trade and other receivables	(13.3)	(12.7)	59.7	52.1	(101.5)
(Decrease)/increase in payables and deferred income	(13.1)	(5.7)	(81.2)	(41.1)	46.1

Cash generated from operations	109.9	80.4	145.6	161.0	342.5

Interest paid	(13.1)	(5.3)	(13.6)	(10.0)	(31.4)
Taxation paid	(35.8)	(28.2)	(75.3)	(78.6)	(130.1)

Net cash from operating activities	61.0	46.9	56.7	72.4	181.0

Investing activities:
Interest received	0.6	4.9	4.0	6.7	16.9
Purchase of property, plant and equipment	(27.8)	(26.0)	(51.9)	(50.9)	(116.9)
Purchase of intangible assets	(2.0)	(1.9)	(6.2)	(3.1)	(7.5)
Proceeds from sale of property, plant and equipment	—	—	—	—	4.5

Cash flows from investing activities	(29.2)	(23.0)	(54.1)	(47.3)	(103.0)

Financing activities:
Dividends paid	(107.6)	(90.7)	(107.6)	(90.7)	(108.7)
Proceeds from issue of shares	2.3	1.9	5.5	4.0	7.7
Purchase of own shares	—	(5.6)	(29.0)	(5.6)	(63.4)
Increase/(decrease) in short-term borrowings	15.5	(48.3)	22.0	(7.7)	7.0
Repayment of long-term borrowings	—	—	—	—	(251.0)
Receipt of new long-term borrowings	—	380.0	—	380.0	380.0

Cash flows from financing activities	(89.8)	237.3	(109.1)	280.0	(28.4)

Reconciliation of movement in cash and cash equivalents:
Cash and cash equivalents at beginning of period	105.0	140.3	152.3	92.9	92.9
(Decrease)/increase in cash and cash equivalents	(58.0)	261.2	(106.5)	305.1	49.6
Exchange adjustments	4.8	19.6	6.0	23.1	9.8

Closing cash and cash equivalents	51.8	421.1	51.8	421.1	152.3

Reconciliation of cash flows to movement in net debt:(1)
Net debt at beginning of period	(286.2)	(169.5)	(233.2)	(174.5)	(174.5)
(Decrease)/increase in cash and cash equivalents	(58.0)	261.2	(106.5)	305.1	49.6
(Increase)/decrease in borrowings	(15.5)	(331.7)	(22.0)	(372.3)	136.0
Exchange adjustments	4.9	11.0	6.9	12.7	27.7

Closing net debt	(354.8)	(229.0)	(354.8)	(229.0)	(233.2)

(1)	Net debt represents cash and cash equivalents less borrowings due in less than one year and borrowings due in more than one year.

Condensed consolidated statement of recognised income and expense (unaudited)

for the 26 weeks ended 4 August 2007

	13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Exchange differences on translation of foreign operations	13.5	12.0	18.8	27.0	57.3
Effective portion of changes in value of cash flow hedges	(8.4)	1.4	(5.1)	3.1	1.7
Actuarial gain on retirement benefit scheme	—	—	—	—	30.5
Tax on items recognised in equity	2.5	—	2.0	—	(10.3)

Net income recognised directly in equity	7.6	13.4	15.7	30.1	79.2

Transfer to initial carrying value of inventory from cash flow hedges	(0.1)	(0.7)	(1.7)	(2.2)	1.5
Profit for the financial period	36.7	33.6	69.2	68.0	266.0

Total recognised income and expense attributable to shareholders	44.2	46.3	83.2	95.9	346.7

Notes to the condensed consolidated financial statements (unaudited)

for the 26 weeks ended 4 August 2007

1.	Basis of preparation

These results are presented in US dollars following the change in the functional currency of the Company and the move to reporting in US dollars with effect from 5 February 2007. This condensed set of financial statements has been prepared in accordance with the requirements of IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

As required by the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”), the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the 53 week period ended 3 February 2007, which are prepared in accordance with IFRS as adopted by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 53 weeks ended 3 February 2007 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	202.8	176.3	384.9	336.1	907.1
US	584.6	556.6	1,216.9	1,131.1	2,652.1

	787.4	732.9	1,601.8	1,467.2	3,559.2

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
– Trading	1.3	(3.4)	(0.6)	(6.2)	103.4
– Group central costs	(4.8)	(3.0)	(8.8)	(6.6)	(13.9)

	(3.5)	(6.4)	(9.4)	(12.8)	89.5
US	66.4	62.4	126.3	125.1	326.7

	62.9	56.0	116.9	112.3	416.2

The Group’s results derive from one business segment – the retailing of jewellery, watches and associated services.

3.	Net financing costs

	13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
	$m	$m	$m	$m	$m
Interest receivable	1.6	5.0	4.0	6.7	16.6
Defined benefit pension scheme:
– expected return on scheme assets	4.4	3.7	8.6	7.0	14.8
– interest on pension liabilities	(3.3)	(3.2)	(6.5)	(6.1)	(12.6)

Finance income	2.7	5.5	6.1	7.6	18.8
Finance expense	(7.4)	(9.6)	(14.0)	(14.3)	(34.2)

	(4.7)	(4.1)	(7.9)	(6.7)	(15.4)

Notes to the condensed consolidated financial statements (unaudited)

for the 26 weeks ended 4 August 2007

4.	Taxation

The net taxation charges in the income statements for the 13 weeks and 26 weeks ended 4 August 2007 have been based on the anticipated effective taxation rate for the 52 weeks ending 2 February 2008.

5.	Translation differences

The exchange rates used for the translation of UK pound sterling transactions and balances in these interim statements are as follows:

	4 August 2007	29 July 2006	3 February 2007
Income statement (average rate)	1.99	1.81	1.88
Balance sheet (closing rate)	2.04	1.86	1.97

The effect of restating the balance sheet at 29 July 2006 to the exchange rates ruling at 4 August 2007 would be to decrease net debt by $15.2 million to $(213.8) million. Restating the income statement would decrease the pre-tax profit for the 26 weeks ended 29 July 2006 by $(0.6) million to $105.0 million.

6.	Earnings per share

		13 weeks ended 4 August 2007	13 weeks ended 29 July 2006	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	53 weeks ended 3 February 2007
		$m	$m	$m	$m	$m
Profit attributable to shareholders		36.7	33.6	69.2	68.0	266.0

Weighted average number of shares in issue (million)		1,702.4	1,740.3	1,703.0	1,739.8	1,727.6
Dilutive effect of share options (million)		7.7	1.7	9.4	2.4	6.8

Diluted weighted average number of shares (million)		1,710.1	1,742.0	1,712.4	1,742.2	1,734.4

Earnings per share	– basic	2.2c	1.9c	4.1c	3.9c	15.4c
	– diluted	2.1c	1.9c	4.0c	3.9c	15.3c

Earnings per ADS	– basic	21.5c	19.2c	40.6c	39.0c	154.0c
	– diluted	21.4c	19.2c	40.4c	39.0c	153.4c

Notes to the condensed consolidated financial statements (unaudited)

for the 26 weeks ended 4 August 2007

7.	Share capital

	4 August 2007	29 July 2006	3 February 2007
	$m	$m	$m
Authorised:
5,929,874,019 ordinary shares of 0.5p each	—	48.6	48.6
5,929,874,019 ordinary shares of 0.9c each	53.4	—	—
50,000 deferred shares of £1 each	0.1	—	—

	Number of shares		$m
Alloted, called up and fully paid:
Ordinary shares of 0.5p each:
At 3 February 2007	1,713,553,809		14.0
Change in functional currency	—		1.4
Capital reduction on 5 February 2007	(1,713,553,809)		(15.4)

	nil		nil
Ordinary shares of 0.9c each:
Issued on 5 February 2007	1,713,553,809		15.4
Share buyback	(12,205,000)		(0.1)
Shares issued on exercise of share options	3,991,095		—

At 4 August 2007 total allotted, called up and fully paid	1,705,339,904		15.3
Deferred shares of £1 each on issue and at 4 August 2007	50,000		0.1

Total share capital	1,705,389,904		15.4

On 5 February 2007, the Company redenominated its share capital into US dollars by way of a reduction in capital and subsequent issue and allotment of new US dollar ordinary shares, which had been approved by shareholders on 12 December 2006 and received Court approval on 31 January 2007.

The nominal value of each US dollar denominated ordinary share is 0.9 cent and shareholders received one new US dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates remain valid.

Additionally, to comply with the Companies Act 1985, £50,000 of share capital is required to be denominated in pounds sterling, to which end 50,000 deferred shares of £1 each were allotted and issued and credited to the Company Secretary of the Company on 5 February 2007. These shares have limited and deferred rights.

Notes to the condensed consolidated financial statements (unaudited)

for the 26 weeks ended 4 August 2007

8.	Share premium and reserves

26 weeks ended 4 August 2007	Share premium	Other reserves		Retained earnings				Total
		Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0
Change in functional currency	(1.4)	—	—	—	—	—	—	(1.4)

	133.3	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,730.6
Recognised income and expense:
–profit for the financial period	—	—	—	—	—	—	69.2	69.2
–cashflow hedges (net)	—	—	—	—	(4.8)	—	—	(4.8)
–translation differences	—	—	—	—	—	18.8	—	18.8
Dividends	—	—	—	—	—	—	(107.6)	(107.6)
Equity-settled transactions	—	—	—	—	—	—	4.0	4.0
Share options exercised	5.1	—	—	1.9	—	—	(1.5)	5.5
Purchase of own shares	—	0.1	—	—	—	—	(29.0)	(28.9)

Balance at 4 August 2007	138.4	0.4	234.8	(11.4)	0.3	28.9	1,295.4	1,686.8

26 weeks ended 29 July 2006	Share premium	Other reserves		Retained earnings				Total
		Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 28 January 2006	124.8	—	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
– profit for the financial period	—	—	—	—	—	—	68.0	68.0
– cashflow hedges (net)	—	—	—	—	0.9	—	—	0.9
– translation differences	—	—	—	—	—	27.0	—	27.0
Dividends	—	—	—	—	—	—	(90.7)	(90.7)
Equity-settled transactions	—	—	—	—	—	—	3.4	3.4
Share options exercised	3.6	—	—	0.4	—	—	—	4.0
Purchase of own shares	—	—	—	—	—	—	(5.6)	(5.6)

Balance at 29 July 2006	128.4	—	234.8	(15.0)	3.7	(20.2)	1,216.6	1,548.3

53 weeks ended 3 February 2007	Share premium	Other reserves		Retained earnings				Total
		Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 28 January 2006	124.8	—	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
– profit for the financial period	—	—	—	—	—	—	266.0	266.0
– cashflow hedges (net)	—	—	—	—	2.3	—	—	2.3
– translation differences	—	—	—	—	—	57.3	—	57.3
– actuarial gain	—	—	—	—	—	—	21.1	21.1
Dividends	—	—	—	—	—	—	(108.7)	(108.7)
Equity-settled transactions	—	—	—	—	—	—	8.1	8.1
Share options exercised	8.6	—	—	2.1	—	—	(3.0)	7.7
Purchase of own shares	—	0.3	—	—	—	—	(63.4)	(63.1)
Shares issued to ESOTs	1.3	—	—	—	—	—	(1.3)	—

Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0

Notes to the condensed consolidated financial statements (unaudited)

for the 26 weeks ended 4 August 2007

9.	Dividend

The increase in dividend per share is derived using the US dollar to pound sterling rate from Reuters at 4.00pm on 3 September 2007. A dividend of 0.96 cent per share will be paid on 9 November 2007 to shareholders on the register of members at the close of business on 28 September 2007. The US dollar to pound sterling rate used to convert the 0.96 cent dividend per share for payment to shareholders who elect to receive a pound sterling dividend will be the rate as derived from Reuters at 4.00pm on the record date of 28 September 2007. Shareholders wishing to change the currency in which they receive the dividend should contact the Company’s registrars.

10.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

26 weeks ended 4 August 2007	26 weeks ended 4 August 2007	26 weeks ended 29 July 2006	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	384.9	336.1	14.5	33.4	369.5	4.2
US	1,216.9	1,131.1	7.6	—	1,131.1	7.6

	1,601.8	1,467.2	9.2	33.4	1,500.6	6.7

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
– Trading	(0.6)	(6.2)	n/a	(0.6)	(6.8)	n/a
– Group central costs	(8.8)	(6.6)	n/a	(0.7)	(7.3)	n/a

	(9.4)	(12.8)	n/a	(1.3)	(14.1)	n/a
US	126.3	125.1	1.0	—	125.1	1.0

	116.9	112.3	4.1	(1.3)	111.0	5.3

Profit before tax	109.0	105.6	3.2	(0.6)	105.0	3.8

At 4 August 2007	4 August 2007	29 July 2006	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	$m	$m	$m	$m
Net debt	(354.8)	(229.0)	15.2	(213.8)

Responsibility statement of the directors in respect of the half year report

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Terry Burman Group Chief Executive

Walker Boyd Group Finance Director

5 September 2007

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been instructed by the Company to review the condensed set of financial statements in the half year report for the 26 weeks ended 4 August 2007 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated cash flow statement, the condensed consolidated statement of recognised income and expense and the related explanatory notes. We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half year report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRS as adopted by the EU. The condensed set of financial statements included in this half year report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year report based on our review.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the condensed set of financial statements in the half year report as presented for the 26 weeks ended 4 August 2007.

KPMG Audit Plc

Chartered Accountants

London

UK

5 September 2007